SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	March 2009	March 2010	Year on year growth	March 2009	March 2010	Year on year growth
For March	Residential	7,032	7,308	3.9%	613	660	7.6%
	Commercial	7,118	7,472	5.0%	665	710	6.9%
	Educational	569	651	14.4%	43	52	19.2%
	Industrial	16,888	19,020	12.6%	1,123	1,324	17.9%
	Agricultural	768	865	12.6%	33	37	11.3%
	Street-lighting	240	252	5.2%	18	20	12.9%

	Total	32,615	35,568	9.1%	2,495	2,802	12.3%

From January To March	Residential	23,898	24,945	4.4%	2,238	2,429	8.6%
	Commercial	23,437	25,579	9.1%	2,204	2,433	10.4%
	Educational	1,693	2,048	20.9%	132	167	25.9%
	Industrial	47,972	56,211	17.2%	3,453	4,194	21.4%
	Agricultural	2,499	2,893	15.8%	107	124	15.3%
	Street-lighting	772	825	6.8%	56	64	14.3%

	Total	100,271	112,501	12.2%	8,190	9,409	14.9%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: April 19, 2010